UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

On October 26, 2006, the Company issued a press release announcing financial results for the first quarter of fiscal 2007, ended July 31, 2006. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ KEI W. CHUA
Kei W. Chua
Acting Chief Financial Officer

Date: Oct 31, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated October 26, 2006, announcing financial results for the first quarter of fiscal 2007, ended July 31, 2006.

Exhibit 99.1

ASAT Holdings Limited Reports First Quarter

Fiscal Year 2007 Financial Results

HONG KONG and MILPITAS, Calif., – October 26, 2006 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the first quarter of fiscal 2007, ended July 31, 2006.

Net revenue in the first quarter of fiscal 2007 was $46.3 million, compared with net revenue of $49.3 million in the fourth quarter of fiscal 2006.

Net loss in the first quarter was $8.1 million, or a net loss of $0.06 per American Depository Share (ADS). First quarter net loss includes a charge of $1.6 million for the relocation and facilities expenses and $400,000 in reorganization charges associated with the move of manufacturing operations to China.

First quarter net loss compares with a fourth quarter net loss of $17.1 million, or a loss of $0.13 per ADS. Fourth quarter net loss included charges of $3.9 million for the write-off of property, plant and equipment, $2.7 million in reorganization charges, and $1.0 million in relocation and facilities expenses associated with the Company’s move of its manufacturing operations to China.

“We completed the move to China during the October quarter and are starting to achieve the substantial cost savings this new facility is expected to produce,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “The new streamlined operating environment is resulting in improved manufacturing processes and efficiencies, resulting in better yields and time-to-revenue.”

“In recent months we have executed several initiatives to strengthen our balance sheet,” said Kei Chua, acting chief financial officer of ASAT Holdings Limited. “In July, we obtained a non-interest bearing prepayment of $6 million from one of our customers, and in September we secured a revolving line of credit for $3.75 million with a term of one year. In addition, we continue to have the remaining funds available under the purchase money loan that we signed in October 2005. These recent events have improved our financial structure and give us the flexibility to execute our China ramp up.”

Additional First Quarter Results

•	Net revenue for assembly was $42.6 million

•	Net revenue for test was $3.7 million

•	Capital expenditures were $6.7 million

•	Cash and cash equivalents at the end of the first quarter were $13.4 million

ASAT Holdings Limited Reports First Quarter Fiscal Year 2007 Financial Results

Second Quarter Fiscal 2007 Outlook

“One of the remaining items in our move to China was the final implementation of equipment coming from the former manufacturing facility in Hong Kong,” said Mr. Li. “This portion of the move was completed in early October and now all our equipment is available for production. However, given the complexities related to this final stage of the transition and the fact that the process was not completed until the end of the quarter, as well as a slowdown in the general semiconductor market, we anticipate October quarter revenue will be down in the range of 8 to 10 percent sequentially. Looking beyond the October quarter, as we continue to refine our manufacturing processes and benefit from the overhead cost savings, we expect further improvement in our operating expenses.”

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call today to discuss the financial results and other financial matters in its first quarter of fiscal 2007 at 8:30 am ET/5:30 am PT. To access the call, dial (973) 582-2794. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until Nov. 2, 2006. To access the replay, dial (973) 341-3080. The passcode is 8024174.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With more than 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing or other financing may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and

ASAT Holdings Limited Reports First Quarter Fiscal Year 2007 Financial Results

revisions to the unaudited financial results. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 10, 2006 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

ASAT Holdings Limited Reports First Quarter Fiscal Year 2007 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
	July 31, 2006	April 30, 2006
Market Segment	% of Net Revenues	% of Net Revenues
	(Unaudited)
Communications	61	54
Automotive/Industrial & Other	21	22
Consumer	7	11
PC/Computing	11	13

Revenue Breakdown by Region

	Three Months Ended
	July 31, 2006	April 30, 2006
Region	% of Net Revenues	% of Net Revenues
	(Unaudited)
United States	80	77
Europe	8	12
Asia	12	11

Revenue Breakdown by Customer Type

	Three Months Ended
	July 31, 2006	April 30, 2006
Customer Type	% of Net Revenues	% of Net Revenues
	(Unaudited)
Fabless	76	65
IDM	24	35

Summary financial data follows

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

For the three months ended July 31, 2006, April 30, 2006 and July 31, 2005

	Three Months Ended
	July 31, 2006 (Unaudited)	April 30, 2006 (Unaudited)	July 31, 2005 (Unaudited)
Net Sales	46,333	49,325	41,900

Cost of sales (Note A)	41,751	45,578	41,016

Gross profit	4,582	3,747	884

Operating expenses:
Selling, general and administrative	5,376	8,578	6,056
Research and development	604	848	1,209
Reorganization charge (Note B)	421	2,715	—
Facilities and relocation charges	1,554	1,054	—
Impairment of property, plant and equipment (Note C)	—	3,890	—

Total operating expenses	7,955	17,085	7,265

Loss from operations	(3,373)	(13,338)	(6,381)
Other income, net	231	436	490
Interest expense:
- amortization of deferred charges	(1,024)	(914)	(252)
- third parties	(3,914)	(3,949)	(3,600)

Loss before income taxes	(8,080)	(17,765)	(9,743)
Income tax benefit (expense)	—	640	(5)

Net Loss	(8,080)	(17,125)	(9,748)

Net loss applicable to common stockholders:
Net Loss	(8,080)	(17,125)	(9,748)
Preferred shares:
Cumulative preferred share dividends	(489)	(489)	—
Accretion of preferred shares	(276)	(258)	—

Net loss applicable to common stockholders	(8,845)	(17,872)	(9,748)

Basic and diluted loss per ADS:
Basic and diluted:
Net loss	$(0.06)	$(0.13)	$(0.07)

Basic and diluted weighted average number of ADS outstanding	136,561,792	136,215,598	135,725,131

Basic and diluted loss per ordinary share:
Basic and diluted:
Net loss	$(0.01)	$(0.03)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	682,808,960	681,077,990	678,625,655

Note A:	Includes $nil, $1,295 and $176 inventory write-down in the three months ended July 31, 2006, April 30, 2006 and July 31, 2005, respectively.
Note B:	Includes charges of $421, $2,715 and $nil associated with headcount reductions, primarily in the Company’s Hong Kong operations, in the three months ended July 31, 2006, April 30, 2006 and July 31, 2005, respectively.
Note C:	Represents charge of $3,890 for the write-off of certain property, plant and equipment in the three months ended April 30, 2006.

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As of July 31, 2006, April 30, 2006 and July 31, 2005

	July 31, 2006 (Unaudited)	April 30, 2006 (Unaudited)	July 31, 2005 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	13,390	11,915	19,147
Accounts receivable, net	22,747	29,607	19,285
Inventories	22,013	23,319	17,706
Prepaid expenses and other current assets	7,473	8,084	8,070

Total current assets	65,623	72,925	64,208

Restricted cash	3,320	3,320	—
Property, plant and equipment, net	89,804	93,831	90,238
Deferred charges, net	6,514	7,115	6,045
Other non-current assets	4,465	4,270	2,304

Total assets	169,726	181,461	162,795

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term bank loan	—	—	1,232
Accounts payable	39,861	44,075	28,711
Accrued liabilities and other payable	25,278	23,698	12,410
Current portion of capital lease obligations	2,072	2,051	2,097

Total current liabilities	67,211	69,824	44,450

Accounts payable, net of current portion	—	1,830	—
Purchase money loan	6,805	6,382	—
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	2,091	2,539	3,639

Total liabilities	226,107	230,575	198,089

Series A Redeemable Convertible Preferred Shares	4,785	4,143	—

Shareholders’ deficit:

Common stock	6,899	6,899	6,857
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	246,456	246,353	231,889
Deferred stock-based compensation	—	(63)	(250)
Accumulated other comprehensive loss	(218)	(223)	(250)
Accumulated deficit	(314,232)	(306,152)	(273,469)

Total shareholders’ deficit	(61,166)	(53,257)	(35,294)

Total liabilities and shareholders’ deficit	169,726	181,461	162,795

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended July 31, 2006, April 30, 2006 and July 31, 2005

	Three Months Ended
	July 31, 2006 (Unaudited)	April 30, 2006 (Unaudited)	July 31, 2005 (Unaudited)
Operating activities:
Net loss	(8,080)	(17,125)	(9,748)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization:
Property, plant and equipment	5,915	6,543	6,914
Deferred charges and others	1,024	914	252
Loss (Gain) on disposal of property, plant and equipment	3	(13)	1
Amortization (Reversal) of stock-based compensation	318	(23)	(76)
Non-cash impairment of property, plant and equipment	—	3,890	—

Changes in operating assets and liabilities:
Accounts receivable, net	6,860	(6,738)	(1,605)
Inventories	1,257	(842)	291
Prepaid expenses and other current assets	611	349	(915)
Restricted cash	—	(3,320)	—
Other non-current assets	(195)	(2,056)	642
Accounts payable	(1,210)	4,281	4,793
Accrued liabilities and other payable	1,580	11,111	(5,374)

Net cash provided by (used in) operating activities	8,083	(3,029)	(4,825)

Investing activities:
Proceeds from disposal of property, plant and equipment	—	114	—
Acquisition of property, plant and equipment	(6,676)	(3,823)	(5,696)

Net cash used in investing activities	(6,676)	(3,709)	(5,696)

Financing activities:
Repayment of short-term bank loan	—	—	(2,995)
Proceeds from stock options exercised	—	48	20
Proceeds from right offering	490	—	—
Payment of financing costs	—	(10)	—
Repayment of capital lease obligations	(427)	(400)	(58)

Net cash provided by (used in) financing activities	63	(362)	(3,033)

Net increase (decrease) in cash and cash equivalents	1,470	(7,100)	(13,554)
Cash and cash equivalents at beginning of period	11,915	18,998	32,717
Effects of foreign exchange rates change	5	17	(16)

Cash and cash equivalents at end of period	13,390	11,915	19,147

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	120	93	7,002
Income taxes	—	—	624